Exhibit 3.315
CERTIFICATE OF FORMATION
BRIDGETON LANDFILL, LLC
     Pursuant to § 18-201, Delaware Code Annotated, the undersigned states as follows:
     1. Name. The name of the limited liability company (the “Company”) formed by this instrument is “Bridgeton Landfill, LLC”.
     2. Registered Office; Registered Agent. The address of the registered office of the Company in Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle. The Company’s registered agent at that address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has caused this Certificate of Formation to be duly executed as of the 21st day of November, 1997.

Allied Waste North America, Inc., a Delaware corporation, Sole Member
By:	/s/ Steven M. Helm
Steven M. Helm, Vice President/Legal